Mail Stop 4561

December 19, 2008

Mr. Richard B. Frost
President and Chief Executive Officer
The Parkview Group, Inc.
21301 Powerline Road, Suite 103
Boca Raton, FL 33433

   Re: The Parkview Group, Inc.
     Form 10
     Filed November 12, 2008
     File No. 000-53491

Dear Mr. Frost:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the company did not have any revenues from operations in fiscal year ended 2007 and in the nine months ended September 30, 2008. We also note that, on your balance sheet as of Dec. 31, 2007, your total assets were $59,500 that consisted of $12,000 in cash and $47,500 in marketable equity securities. Please provide us with an analysis as to whether The Parkview Group is an investment company under the Investment Company Act of 1940. Please include an analysis under Section 3(a)(1)(C) of the Investment Company Act.

Item 1. Business

Forward-Looking Statements, page 1

2.   We note your disclosure that Parkview claims the safe harbor protection for
        forward-looking statements provided by Section 21E of the Exchange Act. Please
        note that Section 21E does not apply to forward-looking statements by issuers that
        issue penny stocks. Please remove the disclosure indicating your ability to rely on
        Section 21E.

History, page 1

3.   We note the disclosure on page 1 that, "From its inception Parkview has provided
        management consulting to corporate clients …." and the disclosure on page 2 that,
        "From April 1999 through May 2008, Parkview engaged in providing
        management consulting services .…" We also note that the company has not
        generated any revenues since January 2007 and that additional planned operations
        have not started since 2007. Please revise your disclosure throughout the
        registration statement to reflect specifically the company's operations since
        January 2007.

4.   Please disclose in more detail how the company will assist businesses with the
        "disposition" of some or all of their assets. Also describe in more detail the types
        of tangible and intangible assets that the company expects to assist in disposing.

General, page 2

5.   Please describe in greater detail the joint ventures or strategic business alliances
        that the company may enter into.

Management, Sales, Marketing, and Distribution Consulting Services, page 3

6.   We note the disclosure that the company currently has only one customer
        relationship. Please provide additional information on the material terms of such
        arrangement. Please also include a risk factor regarding the significance of the
        loss of this customer and the material adverse effect such loss could have on your
        results of operations. Please refer to Items 101(h)(1)(vi) and 503(c) of Regulation
        S-K.

Competition, page 3

7.   Please disclose the company's methods of competition.   See Item 101(h)(iv) of
        Regulation S-K.

Item 1A. Risk Factors

General

8.   Please include risk factors discussing the company's status as a development
        stage company and also the company's lack of a significant operating history.
        Please refer to Item 503(c) of Regulation S-K.

9.   Please include a risk factor discussing the company's lack of revenues and net
        loss.

Parkview's cannot guarantee that any of Parkview's future strategic joint ventures…,
page 4

10.   We note the disclosure under this subheading regarding the company's joint
        venture and other strategic relationship goals. Please revise this risk factor to
        indicate that the company is not currently considering any such joint venture or
        other relationship, as indicated by the company's disclosure on page 7.

Parkview could face labor shortages which could slow growth, page 5

11.   We note the disclosure under this subheading regarding potential labor shortages
        and the corresponding impact on the company's growth opportunities. We also
        note that the company currently has four employees who are officers of the
        company and not required to commit a significant amount of time to the company.
        Please revise the risk factor narrative and subheading to more accurately reflect
        the specific risk to the company.   Please refer to Item 503(c) of Regulation S-K.

Parkview's planned operation as a public company …, page 6

12.   You should present as risk factors only those factors that represent a material risk
        to investors in this company. This risk factor could apply to any issuer or to any
        other offering. Please revise to cite a particular risk or remove the risk factor.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operation

13.   We note the disclosure under the Overview subheading regarding the company's
        strategy to pursue additional consulting agreements. Please elaborate on actions
        the company is currently undertaking to pursue or otherwise develop additional
        relationships. Also address the company's recent lack of revenues from
        operations. The disclosure in the introductory narrative of this section should
        generally provide insight into the material opportunities, challenges, and risks,
        such as those presented by known material trends and uncertainties, which may
        impact the company's future operating performance. Please also expand on the
        company's strategy for addressing these opportunities, challenges and risks.
        Please see Release No. 33-8350 (December 19, 2003).

Results of Operations, page 8

14.   Please describe the significant components of the company's revenues and
        expenses and also provide a narrative discussion to explain the variance in the
        company's revenues and expenses from the fiscal year ended December 31, 2007
        to the preceding fiscal year ended December 31, 2006. Please refer to Item
        303(a)(3)(i) of Regulation S-K. Please also see Instruction 4 to Item 303(a) of
        Regulation S-K and Release No. 33-6835 (May 18, 1989).

15.   We note the statement that, "The Company is not presently aware of any trends,
        events or uncertainties that may cause its revenues or income from operations to
        vary materially." Please explain this statement in light of the disclosure that the
        company had revenues of $19,200 in 2006 and then had $0 revenues in 2007.

16.   Please expand your disclosure to discuss material changes in your financial
        condition from the interim period ended September 30, 2008 and the end of your
        last fiscal year. Also include a discussion of the material changes in your results
        of operation for the nine months ended September 30, 2008 with the same period
        in the prior fiscal year. Please refer to Item 303(b) of Regulation S-K.

Item 5. Directors and Executive Officers, page 10

17.   We note the disclosure under this section regarding the ability of the company's
        employees to freely engage in businesses competitive with the company. Please
        include a risk factor that addresses this conflict of interest.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 8

18.   We note the disclosure in footnote (3) that the table does not includes shares that
        are held jointly with Mr. Gusrae's wife. We also note the disclosure on page 13
        that shares were issued to minor children of certain shareholders. Please note that
        a person is generally regarded as the beneficial owner of securities held in the
        name of his or her spouse or minor children. See SEC Release 33-4819. For each
        selling shareholder, please revise the table to reflect securities held jointly with a
        spouse or in the name of minor children.

Item 6. Executive Compensation

Conflicts of Interest, page 12

19.   Please expand your disclosure to identify and discuss the potential conflicts of
        interest between you and your officers, directors and affiliates. Please also
        include a risk factor discussing risks to investors as a result of these conflicts of
        interest.

Item 7. Certain Relationships and Related Transactions, and Director's Independence,
page 13

20.   For each of the transactions disclosed under this section, please disclose the
        approximate dollar value of the amount involved. Please also describe the
        company's policies and procedures for the review, approval or ratification of each
        of the transactions. Please refer to Items 404(a)(3) and (b) of Regulation S-K.

Item 10 Recent Sales of Unregistered Securities, page 14

21.   For each exemption, please state the facts relied upon to make the exemption
        available as required by Item 701 of Regulation S-K. For example, please discuss
        whether there was any general solicitation and whether investors were accredited
        or financially sophisticated.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 1

22.   We note that the opinion paragraph refers to auditing standards instead of
        accounting principles generally accepted in the United States of America. Please
        revise the accountants report to comply with AU Section 508.08h of the
        Codification of Statements on Auditing Standards of the AICPA.

Unaudited Interim Financial Statements for the Quarter Ended September 30, 2008

23.   Please advise why you have not included the Statement of Operations and
        Statement of Cash Flows for the comparable period for the proceeding fiscal year
        (i.e. nine months ended September 30, 2007). It appears that you have only
        included the most recent 2008 interim period and period from inception
        information. Reference is made to Rule 8-03 of Regulation S-X.

24.   We note that you have included dividends per share on the face of your
        Statements of Operations instead of in the notes to your financial statements.
        Advise us how your disclosure complies with the guidance in paragraph 37 of
        SFAS 128 or remove this presentation. Further, consistent with your disclosure
        on page 14 of your registration statement, clarify in your footnotes that you do not
        anticipate paying any additional dividends in the foreseeable future.

                                            *****

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief